UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            ALANCO TECHNOLOGIES, INC.
                                (Name of Issuer)

                              Class A Common Stock
                          Title of Class of Securities

                                     011612
                                 (CUSIP Number)

                                 John A. Carlson
                            Alanco Technologies, Inc.
                            15575 N. 83rd Way, Ste 3
                              Scottsdale, AZ 85260
                               480 607-1010 X 869
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  June 30, 2006
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( )

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.011612

-------------------------------------------------------------------------------
1.Names of Reporting Persons: Timothy P. Slifkin
     I.R.S. Identification Nos. of above persons (entities only): Not applicable
-------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) ( ) (b) ( )
-------------------------------------------------------------------------------
3. SEC Use Only:
-------------------------------------------------------------------------------
4. Source of Funds (See Instruction): OO - Sold business assets to issuer.
-------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
-------------------------------------------------------------------------------
6. Citizenship or Place of Organization: USA
-------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each Reporting Person With:
7. Sole Voting Power: 2,164,706 Class A Common Shares + vested options to purchase 400,000 shares of Class A Common Stock

8:  Shared Voting Power:

9. Sole Dispositive Power: 2,164,706 Class A Common Shares + vested options to purchase 400,000 shares of Class A Common Stock

10. Shared Dispositive Power:

11: Aggregate Amount Beneficially Owned by Each Reporting Person: 2,164,706 Class A Common Shares + vested options to purchase 400,000 shares of Class A Common Stock

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13. Percent of Class Represented by Amount in Row (11): 6.65%

14: Type of Reporting Person (See Instructions):  IN
-------------------------------------------------------------------------------

ITEM 1: SECURITY AND ISSUER.

Class A Common Stock       Alanco Technologies, Inc.
                           15575 N. 83rd Way, Suite 3
                           Scottsdale, AZ 85260

ITEM 2.  IDENTITY AND BACKGROUND.

(a) Name of Person Filing this Statement: Timothy P. Slifkin

(b) Residence or Business Address:
    Business Address
    106 American Road
    Morris Plains, NJ 07950

(c) Present Principal Occupation and Employment: The Reporting Person is the Co-founder, President and Chief Executive Officer of StarTrak Systems, LLC (StarTrak) a wholly owned subsidiary of Alanco Technologies, Inc.

(d) Criminal Convictions: The reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) Civil Proceedings: The Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: The Reporting Person is a citizen of the United States.
-------------------------------------------------------------------------------

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OROTHER CONSIDERATION.

Mr. Slifkin acquired 2,164,706 shares of Class A Common Stock directly from the issuer as part of an acquisition whereby the issuer purchased the assets of StarTrak Systems, LLC, effective June 30, 2006.

ITEM 4.  PURPOSE OF TRANSACTION.

Mr. Slifkin's acquisition of Class A Common Stock of the issuer is for investment purposes. As an employee of the issuer, Mr. Slifkin has also been granted employee stock options with respect to the issuer's common stock for incentive purposes. Mr. Slifkin currently has vested options to purchase 400,000 shares of the issuer's Class A Common Stock that were granted as part of his employment on June 30, 2006.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) Aggregate Beneficial Ownership:   2,164,706 shares of Class A Common Stock
                                      + vested options to purchase 400,000
                                      shares of Class A Common Stock

(b) Power to Vote and Dispose of the Company Shares: The Reporting Person has the sole power to vote or to direct the vote of the shares held by him and has the sole power to dispose of or to direct the disposition of the shares held by him.

(c) Transactions Effected During the Past 60 Days: The Reporting Person has not effected any transactions in the Company's securities during the past 60 days.

(d) Right of Others to Receive Dividends or Proceeds of Sale: None

(e) Date Ceased to be the Beneficial Owner of More than Five Percent: Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Timothy P. Slifkin and any other person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finders fees, joint ventures, loan adoption agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Mr. Slifkin is the President and Chief Executive Officer of StarTrak, a wholly owned subsidiary of the issuer, and his options to acquire shares of common stock are subject to the various option plans of the issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

StarTrak Agreement and Plan of Reorganization - Incorporated by reference as exhibit included in Form 8-K filed on June 27, 2006

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and complete.

                                         July 14, 2006
                                         -------------
                                             Date

                                     /s/ Timothy P. Slifkin
                                     ----------------------
                                             Signature

                                    Timothy P. Slifkin / Chief Executive
                                    Officer - StarTrak
                                    ------------------------------------
                                             Name/Title